Exhibit 4.2
Addendum No. 1 to Service Provision Agreement of April 1, 2009
This Addendum to the Service Provision Agreement is entered into on August, 27, 2010 BY AND BETWEEN:
Mr. Miguel Ángel Jiménez-Velasco Mazarío, of legal age, domiciled in Seville, whose domicile for the purposes of this Agreement is at Avda. de la Buhaira 2, and holder of National ID Card Number ***, along with Mr. José Marcos Romero, of legal age, domiciled in Seville, whose domicile for the purposes of this Agreement is at Avda. de la Buhaira 2, and holder of National ID Card Number ***, both of which are acting on behalf and on account of the Company Abengoa, S.A. (hereinafter referred to as “Abengoa” or the “Lessor”) with registered address and tax domicile in Seville at Avda. de la Buhaira, 2. Abengoa is duly registered at the Seville Companies Register in Sheet 2,921, Folio 107, Volume 47 of Companies and its VAT Registration Number is ***.
AND:
Mr. Fernando Fernández Mera, domiciled in Alcobendas, Madrid at Calle Valgrande 6 and holder of National ID Card Number *** in his capacity as a power of attorney holder of Telvent GIT, S.A. (hereinafter “Telvent” or the “Lessee”), a Company duly registered at the Madrid Companies Register in Sheet 257879, Folio 164, Volume 15370 of Companies, with VAT Registration Number *** and registered address in Alcobendas at Calle Valgrande 6.
Abengoa and Telvent shall hereinafter be jointly referred to as the “Parties”.
Both Parties mutually recognize they have the necessary legal capacity to enter into this Agreement and oblige the companies they represent in the capacity with which they are acting.
Recitals:
I.	WHEREAS, Abengoa entered into a service provision agreement with Telvent on April 1, 2009; and

II.	WHEREAS, both parties have agreed to enter into this Addendum No. 1 to such agreement in accordance with the following:
Terms and Conditions
1.- Renewal of the Agreement:
1.	In accordance with Clause 2 of the Agreement entered into between the parties, both parties are interested in such Agreement’s renewal under the same terms and conditions for one calendar year. The parties have the intention that the Addendum will be effective as of January 1, 2010 up to December 31, 2010.

2.	At the end of the current term, the Agreement may be renewed by means of both parties’ mutual express agreement in writing. No such renewal may exceed one year.

1/2

2.- Invoicing and Payments
Clause 2.- Price, Paragraph 2.1. shall be amended by the following wording:
2.1 — As consideration for the services set forth in Clause 1.1 in force for the period January to December 2010, Abengoa shall receive the amount of eight million two hundred seventy-three thousand five hundred and forty euros (8,273,540 euros), upon which the VAT rate prevailing at any one time shall be applied in accordance with prevailing legislation. Such amount shall be invoiced on a quarterly basis in four equal parts within the first fifteen days of the corresponding quarter against the order number issued by Telvent upon the entering into of this Agreement. In particular, the first quarter shall be invoiced in the month of February.
Abengoa shall submit its invoices to Telvent to collect the price agreed upon, which shall be paid to Abengoa by Telvent within each calendar quarter.
As regards the on-demand services set forth in Clause 1.2, the Parties shall agree upon the consideration, at market prices for each specific case, to be paid by Telvent to Abengoa for the specific provision of each service requested and performed during the term of this Agreement.
3.-Incorporation
The parties do hereby agree that this Addendum No. 1 shall be incorporated into the Agreement as Attachment 1 thereof.
IN WITNESS WHEREOF, the Parties have set their hand on two copies of this Agreement to a single effect on the date and in the place first mentioned above.

For Telvent Git, S.A.	For Abengoa, S.A.

Signed: /s/ Mr. José Marcos Romero

Signed: /s/ Mr. Fernando Fernandez	Signed: /s/ Mr. Miguel Ángel Jiménez-
Mera	Velasco Mazarío

2/2